SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor
Toronto, Ontario Canada M4W 3L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Item 2.02                      Results of Operations and Financial Condition.

On July 10, 2014, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing its results of operations for the three and nine months ended May 31, 2014.  A copy of that press release is hereby furnished as Exhibit 99.5 to this report on Form 6-K.

On July 10, 2014, the registrant also issued its Interim Condensed Consolidated Financial Statements and Interim Management’s Discussion and Analysis for the three and nine months ended May 31, 2014 and 2013.  Those documents are hereby filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Item 9.01                      Financial Statements and Exhibits.

The documents listed below as Exhibits 99.1, 99.2, 99.3 and 99.4 are being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and nine months ended May 31, 2014 and 2013.

Exhibit 99.2	Interim Management’s Discussion and Analysis of the registrant for the three and nine months ended May 31, 2014 and 2013.

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian law.

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian law.

The document listed below as Exhibit 99.5 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.5	Press release dated July 10, 2014.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: July 10, 2014.

EXHIBIT INDEX

Exhibit 99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and nine months ended May 31, 2014 and 2013.

Exhibit 99.2	Interim Management’s Discussion and Analysis of the registrant for the three and nine months ended May 31, 2014 and 2013.

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian law.

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian law.

Exhibit 99.5	Press release dated July 10, 2014.